Mail Stop 4561

March 7, 2008

Charles J. Schreiber, Jr.
Chief Executive Officer
KBS Real Estate Investment Trust II, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA 92660

> **Re: KBS Real Estate Investment Trust II, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed February 19, 2008**
> **File No. 333-146341**

Dear Mr. Schreiber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Amendment to Form S-11, filed on February 19, 2008, that was provided to us by counsel.

<u>What are the fees that you will pay…, page 11</u>

1.   In the "Other Organization and Offering Expenses" section, we note your revised disclosure relating to expense reimbursements to participating broker-dealers. Please revise here or in the table in the body of the prospectus to clarify what types of other expenses may be included. In addition, we note from your disclosure on page II-1 that

you expect to reimburse broker-dealer "installation cost." Please advise us what this cost includes.

Our board's loyalties to KBS REIT I…, page 33

2.   Please include a discussion of fees paid to your independent director nominees through other programs affiliated with the advisor. Please disclose the amounts paid in 2007.

Executive Officers and Directors, page 65

3.   With respect to Barbara Cambon and Stuart Gabriel, please describe their business experience, including positions held, during the past five years. Refer to Item 401 of Regulation S-K.

Organization, Offering and Related Costs, page F-7

4.   Please expand your discussion to clarify how under SFAS 5 you record your obligation to repay organization, offering, and related costs incurred by the Advisor and its affiliates on your behalf. Further, the note should clarify how offering and organization costs incurred on the registrant's behalf for which repayment is not required or has been forgiven, are accounted for as capital contributions in accordance with SAB Topic 5T.

Prior Performance Tables

5.   Please advise us when you intend to update your prior performance information for 2007.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel

cc: Via Facsimile
        Carrie Hartley
        DLA Piper